	ATTORNEYS AT LAW	Broomfield, CO 720 566-4000
	4401 Eastgate Mall	Palo Alto, CA
	San Diego, CA	650 843-5000
	92121-1909	Reston, VA
	Main 858 550-6000	703 456-8000
	Fax 858 550-6420	San Francisco, CA
415 693-2000
June 20, 2005	www.cooley.com

VIA EDGAR, FAX AND FEDERAL EXPRESS	MATTHEW T. BROWNE (858) 550-6045 mbrowne@cooley.com

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 03-06

Washington, D.C. 20549

Attention: Traci Hornfeck

Re:	CryoCor, Inc.
Registration Statement on Form S-1 (File No. 333-123841)

Dear Ms. Hornfeck:

Per your discussion with Gregory Tibbitts, the Chief Financial Officer of our client CryoCor, Inc. (the “Company”), enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of the Company, are the Company’s draft responses to comments 12 and 13 received from the Staff by letter dated June 17, 2005 with respect to Amendment No. 2 to the Registration Statement that was filed on June 10, 2005. Also included with the Company’s draft responses is the proposed revised and additional disclosure that will be included in the financial pages in Amendment No. 3 to the Registration Statement when Amendment No. 3 is filed. The Company greatly appreciates the Staff’s willingness to review the Company’s draft responses to comments 12 and 13 prior to the Company’s filing of Amendment No. 3 to Registration Statement.

The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 3.

Staff Comments and Company Responses

Securities and Exchange Commission

June 20, 2005

Page Two

Note 5. Preferred Stock and Stockholders’ Equity (Deficit), page F-19

Preferred Stock, page F-19

12.	Please refer to prior comment 13 from our letter to you dated May 25, 2005. Please tell us and disclose the value of the Series A preferred stock and how you determined that value.

As disclosed in Note 1 to the consolidated financial statements, the Company and CryoGen were entities under common control, accordingly, the issuance of the Series A preferred stock was recorded based upon the book value of the net assets of $36,000 received from the spin-out from CryoGen in exchange for 1,881,933 shares of Series A preferred stock and 17,175 shares of common stock. The Series A preferred stock carries a liquidation preference of $2.58 per share which was negotiated with the new Series B investors in conjunction with the spin-out. Based on the original number of Series A preferred shares issued of 1,881,933, this equates to a price per share of approximately $0.02 per share, with no value attributed to the 17,175 common shares. The Company advises the Staff that it has added the requested disclosure at page F-19.

13.	Please refer to prior comment 13 from our letter to you dated May 25, 2005. We refer you to the calculation you provided to determine the incremental intrinsic value resulting from the antidilution adjustments to the Series A, B and C preferred stock. Please tell us how you determined the amount related to the “FV of Common at Preferred Issuance Dates,” for each the Series A, B, and C preferred stock that you used to determine that there was no incremental intrinsic value related to the antidilution adjustments. Please also tell us how you are calculating the amount to accrue for the dividends and why. Please refer to Issue 10 of EITF 00-27.

The fair value per share of the common stock used to determine that there was no intrinsic value on the issuance dates of the Series A, B and C preferred stock was the fair value of the common stock as determined by the Company’s Board of Directors and is consistent with the estimated fair value used for establishing exercise prices in stock option grants around the issuance dates of the Series A, B, and C preferred stock. Since the Series A, B and C preferred stock issuances occurred prior to 2004, the estimated fair values were not reassessed as discussed in the notes to the financial statements.

Securities and Exchange Commission

June 20, 2005

Page Three

The Company is calculating the amount to accrue for dividends based upon the terms in the articles of incorporation of 8% per annum of the original issuance price for the Series D preferred shares which cumulate once annually on the anniversary date, and 2% per annum of the original issuance price for the Series C preferred shares which cumulate daily.

At the Staff’s request, we have reviewed Issue 10 of EITF 00-27 and focused on the point that Issue 10 specifically addresses “convertible instruments that are issued as paid-in-kind (PIK) interest or dividends.” As disclosed in Note 5 to the consolidated financial statements, the cumulative dividend feature of the Series C and D preferred stock adjusts the conversion rate of the preferred shares into common stock. Common stock is not a convertible instrument that could be issued to satisfy the PIK dividend. In addition, the Company has the discretion of settling the cumulative dividends in cash or common stock if the preferred shares are converted. For these reasons, we concluded that Issue 10 of EITF 00-27 was not exactly on point and therefore the dividends should be accrued as stated above.

The Company appreciates your review of these responses and proposed disclosures following, which are excerpts of Note 1 and Note 5. Please contact Greg Tibbitts at (619) 992-7983 or (858) 587-8300 at your earliest convenience. Thank you.

Securities and Exchange Commission

June 20, 2005

Page Four

Exerpt from Note 1

Organization

CryoCor, Inc. (“CryoCor” or the “Company”) was incorporated in Delaware on August 15, 2000. The Company is a medical technology company that has developed and manufactures a minimally invasive, disposable catheter system based on its proprietary cryoablation technology for the treatment of cardiac arrhythmias.

On August 31, 2000, the Company entered into a contribution agreement with CryoGen, Inc. (“CryoGen”) (the “Contribution Agreement”) whereby CryoCor acquired assets, including intellectual property, and assumed liabilities of CryoGen in exchange for Series A preferred stock and common stock of the Company. The Company issued 1,881,933 shares of Series A preferred stock and 17,175 shares of common stock to CryoGen, which represented a 100% interest in the Company as of August 31, 2000. As a result of the significant ownership initially retained by CryoGen, CryoCor’s assets acquired and liabilities assumed were recorded at the net book value of $36,000 transferred by CryoGen.

In 2001, the Company established a wholly owned German subsidiary, CryoCor GmbH, in order to market and support the Company’s products to the European community. In 2002, the Company received European regulatory approval for the commercial sale of the Company’s products. The majority of the Company’s revenues relate to sales by CryoCor GmbH.

Exerpt from Note 5

		December 31, 2003		December 31, 2004			March 31, 2005
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A convertible preferred stock	1,881,933	291,456	$36	291,456	$36	$752	291,456	$36	$752
Series B convertible preferred stock	1,620,368	1,620,368	7,000	1,620,368	7,000	7,000	1,620,368	7,000	7,000
Series C convertible preferred stock	4,456,010	4,456,010	12,031	4,456,010	12,031	13,721	4,456,010	12,031	13,780

Subtotal	7,958,311	6,367,834	19,067	6,367,834	19,067	21,473	6,367,834	19,067	21,532
Series D redeemable convertible preferred stock	142,000,000	77,194,118	16,594	138,975,873	33,149	43,873	138,975,873	34,477	44,417

	149,958,311	83,561,952	$36,661	145,343,707	$52,216	$65,346	145,343,707	$53,544	$65,949

As discussed in Note 1, in August 2000, the Company issued 1,881,933 shares of Series A convertible preferred stock in conjunction with the Contribution Agreement in exchange for net assets acquired from CryoGen. The Series A preferred shares carry a liquidation preference of $2.58 per share, however, the issuance of the preferred shares was recorded at the net book value of assets acquired of $36,000, as CryoGen and CryoCor were considered entities under common control. The carryover basis of the net assets resulted in the Series A preferred shares being recorded at a book value of $0.02 per share. The Company also issued 1,620,268 shares of Series B convertible preferred stock for $4.32 per share for total cash consideration of $7.0 million. The Series A and Series B preferred stock carry weighted average anti-dilution protection, and will receive dividends at a rate of 8% annually when and if declared by the Board of Directors.

In January 2002, the Company issued 4,456,010 shares of Series C convertible preferred stock for $2.70 per share for total cash consideration of $12.0 million, of which 752,308 shares were related to the conversion of the principal and accrued interest of the subordinated bridge notes issued in November 2001. The Series C convertible preferred stock carries weighted average anti-dilution protection, and cumulated dividends on a daily basis at a rate of 8% of the original issuance price annually, through June 4, 2003, after which the Series C convertible preferred stock cumulated dividends at 2% of the original issuance price annually for the subsequent 24 months until June 4, 2005, and then ceases cumulating dividends. Unless paid in cash, the cumulative dividends increase the conversion rate of the Series C convertible preferred stock.

Securities and Exchange Commission

June 20, 2005

Page Five

In June 2003, the Company issued 77,194,118 shares of Series D redeemable convertible preferred stock for $0.1984 per share, of which 15,412,363 shares were related to the conversion of the principal and accrued interest of the subordinated bridge notes issued in the months leading up to the Series D financing. In May 2004, the Company completed the second closing of its Series D financing, and issued 61,781,755 shares of Series D redeemable convertible preferred stock for $0.1984 per share, resulting in proceeds of $12.3 million. Total cash consideration was $27.6 million. The Series D redeemable convertible preferred stock carries full ratchet anti-dilution protection, and dividends of 8% of the original issuance price per annum which cumulate once annually, on the anniversary dates of the closings of the issuances of the shares of Series D redeemable convertible preferred stock. In the event the Company does not receive PMA approval from the FDA for an indication of Atrial Flutter by August 4, 2005, the dividend rate will increase retroactively to 10% of the original issuance price per annum. Unless paid in cash, the cumulation of dividends increases the conversion rate of the Series D redeemable convertible preferred stock on the anniversary date of the issuance date of such shares.

Sincerely,

Cooley Godward LLP

/S/ Matthew T. Browne
Matthew T. Browne, Esq.

cc:	Gregory M. Ayers, M.D., Ph.D., CryoCor, Inc.
Gregory J. Tibbitts, CryoCor, Inc.
Frederick T. Muto, Esq., Cooley Godward LLP
Kenneth J. Rollins, Esq., Cooley Godward LLP